EXHIBIT 12.2

FORM 10-Q

PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Six Months Ended June 30
	2003	2002

FIXED CHARGES
Interest expense	$43.7	$61.3
Facility and equipment rental	.9	.8

TOTAL FIXED CHARGES	$44.6	$62.1

EARNINGS
Income before income taxes	$35.3	$12.4
Depreciation	12.4	6.6

	47.7	19.0
Fixed charges	44.6	62.1

EARNINGS AS DEFINED	$92.3	$81.1

RATIO OF EARNINGS TO FIXED CHARGES	2.07x	1.31x